

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 8, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Michael Inglese
Chief Financial Officer
Aircastle Limited
300 First Stamford Place, 5th floor
Stamford, Connecticut 06902

       RE: Form 10-K for the year ended December 31, 2008
             Form 10-Q for the period ended September 30, 2009
                File No. 1-32959

Dear Mr. Inglese:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

MD&A

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2008, page 50

2. It appears that your results of operations may be materially impacted by derivative instruments. During the year ended December 31, 2008, interest expense increased by hedge ineffectiveness losses of $16.5 million as well as amortization of deferred losses of $21.3 million. Please address the specific underlying reasons such instruments impacted each period by the amounts disclosed. You should discuss any cases in which your strategies and assumptions resulted in adverse impacts. Please also address the significant increase in the net change in the fair value of derivatives recorded as a component of accumulated other comprehensive income (loss) from $(126.9) million at December 31, 2007 to $(245.4) million at December 31, 2008. You should also discuss the expected impact of these instruments on the results of operations of future periods as well as on your liquidity and capital resources. Please show us in your supplemental response what the revisions will look like.

Critical Accounting Policies

Flight Equipment Held for Lease, page 57

3. Please expand your disclosures regarding your impairment considerations pursuant to SFAS 144 related to flight equipment held for lease, which represents approximately 90% of your total assets as of December 31, 2008. Please specifically address the following:
   - Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144;
   - Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and
   - To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures related to those assets or asset groups:
     o The percentage by which the undiscounted cash flows exceed the carrying value;
     o The carrying value of these assets;
     o A description of the assumptions that drive the undiscounted cash flows;
     o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your

projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

o A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

Derivative Financial Instruments, page 57

4. You use the "hypothetical trade method" for hedge relationships designated after execution that did not qualify for the "change in variable cash flow method" under SFAS 133. You are increasingly designating the "hypothetical trade method" for all new hedge relationships. It appears that you are increasingly designating the "hypothetical trade method" as the hedge relationships did not qualify for the "change in variable cash flow method." Please disclose why the hedge relationships did not qualify and discuss the differences on your results of operations of using the two different methods. Please show us in your supplemental response what the revisions will look like.

Liquidity and Capital Resources, page 59

5. You report a significant amount of collateral call payments and receipts on derivatives and repurchase agreements on your statements of cash flows. Please disclose the nature and terms of these payments and receipts. You state that you have early terminated interest rate derivative contracts in an attempt to manage your exposure to collateral calls. Please discuss whether you have been able to manage your exposure to these collateral calls. You should provide a thorough and transparent explanation of the positions that have resulted in collateral calls in recent periods. Please also disclose the potential impact on your liquidity and capital resources if there are additional collateral calls as well as the adequacy of funds available to cover future collateral calls. Please show us in your supplemental response what the revisions will look like.

Contractual Obligations, page 68

6. Please revise your table of contractual cash obligations to separately present the following:
   (a) Estimated interest payments on your debt; and
   (b) Estimated payments under interest rate swap agreements.
   Please also disclose any assumptions you made to derive these amounts. Please show us in your supplemental response what the revisions will look like.

Financial Statements

Notes to the Financial Statements

General

7. Please provide the geographical information disclosures required by paragraph 38 of
    SFAS 131. Please show us in your supplemental response what the revisions will
    look like.

Note 1. Summary of Significant Accounting Policies

Maintenance Payments, page F-10

8. Many of your leases contain provisions which may require you to pay a portion of
    costs for heavy maintenance, overhaul or replacement of certain high-value
    components in excess of the amounts paid by the lessee. You estimate the amount of
    your liability for such costs paid to the lessee based on assumed utilization of the
    related aircraft by the lessee, the anticipated amount of the maintenance event cost
    and estimated amounts the lessee is responsible to pay. This estimated maintenance
    liability is recognized as a reduction of lease revenue on a straight-line basis as lease
    incentives over the life of the lease. In this regard, please address the following:
    •   Please help us understand how you determined that your portion of these costs
        should be accounted for as a lease incentive pursuant to FTB 88-1 rather than as
        an expense; and
    •   Please tell us what consideration you gave to FSP No. AUG AIR-1 in accounting
        for these costs as well the specific method you use to account for any planned
        major maintenance activities.

Note 2. Fair Value Measurements, page F-13

9. Please consider providing the following additional information in MD&A regarding
    your fair value measurements, as applicable:
    •   Any material changes made during the reporting period to the techniques or
        models used to determine fair value, why the changes were made, and, to the
        extent possible, the quantitative effect of those changes;
    •   To the extent material, a discussion of the extent to which, and how, relevant
        market indices were used in applying the techniques or models. Consider
        describing any material adjustments made during the reporting period to the fair
        value based on market indices and your reasons for making those adjustments;
    •   A discussion of how the techniques or models used are validated;
    •   A discussion of how sensitive the fair value estimates are to the significant inputs
        the technique or model uses; and

- If material, a discussion of how increases and decreases in the aggregate fair value may affect your liquidity and capital resources.

10. Please consider providing the following additional information in MD&A regarding your Level 3 assets and liabilities, as applicable:
    - The amount and reason for any material increase or decrease in Level 3 assets and liabilities resulting from your transfer of assets and liabilities from, or into, Level 1 or Level 2; and
    - If you transfer a material amount of assets or liabilities into Level 3 during the period, a discussion of:
        o the significant inputs that you no longer consider to be observable; and
        o any material gain or loss you recognized on those assets or liabilities during the period, and, to the extent you exclude that amount from the realized/unrealized gains (losses) line item in the Level 3 reconciliation, the amount you excluded.

11. Please consider providing the following additional information in MD&A regarding your fair value measurements, as applicable:
    - A discussion of, to the extent material:
        o whether realized and unrealized gains (losses) affected your results of operations, liquidity or capital resources during the period, and if so, how;
        o the reason for any material decline or increase in the fair values; and
        o whether you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis for your views;
    - The significant judgments you made in classifying a particular financial instrument in the fair value hierarchy;
    - An explanation of how credit risk is incorporated and considered in the valuation of assets or liabilities, including how your credit risk affected your valuation of derivative liabilities and the resulting gain or loss that you included in earnings relating to the changes in that credit risk; and
    - The criteria you used to determine whether the market for a financial instrument is active or inactive, how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments.

Note 5. Discontinued Operations and Flight Equipment Held for Sale, page F-17

12. Please disclose how you determine whether an aircraft represents a component of an entity pursuant to paragraph 41 of SFAS 144 and correspondingly whether to present the results as discontinued operations. In this regard, it appears that you have also recorded gains on the sale of aircraft in income from continuing operations. Please show us in your supplemental response what the revisions will look like.

Note 7. Securitizations and Borrowings Under Credit Facilities, page F-19

13. Your securitizations and term debt financings require you to comply with certain financial covenants. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us in your supplemental response what the revisions will look like.

Exhibits 32.1 and 32.2

14. These certifications identify the report as the Form 10-K for the year ended December 31, 2007. Since these certifications incorrectly identified the report with which it was filed, please refile your full Form 10-K as an amendment with the corrected Section 906 certifications attached and new Section 302 certifications. Please note that the revised certifications must refer to the Form 10-K/A and be currently dated.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

15. Please address the above comments in your interim filings as well.

Notes to the Financial Statements

Note 6. Earnings Per Share, page 13

16. Please show us how you arrived at the amount of distributed and undistributed earnings allocated to restricted common shares as well as available to common shareholders. It is not clear what consideration you gave to dividends paid as well as to dividends paid on awards for which the requisite service is not rendered (or is not expected to be). Refer to ASC 260-10-45-68B as well as the example provided in ASC 260-10-55-76A through 76C.

Liquidity and Capital Resources, page 36

17. You have historically been able to meet your liquidity and capital resource requirements by utilizing several sources, including lines of credit, securitizations, term financings and other secured borrowings. Aside from the liquidity available

under each facility for securitizations and term debt financing structures disclosed on page 38, which appears to be restricted for specific purposes, please clearly disclose whether you have any liquidity available under any other arrangements. It appears that you held multiple credit facilities in 2008 which all matured in 2008. You should discuss whether these were replaced with new credit facilities. If not, you should discuss the impact on your liquidity and capital resources and how you determined that you are still able to satisfy your liquidity needs. You should also address your consideration of not having any unrestricted liquidity available. Please show us in your supplemental response what the revisions will look like.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief